UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Power & Digital Infrastructure Acquisition II Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

73919C100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons XPDI Sponsor II LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,997,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,997,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,997,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 35.75%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 15,997,500 shares of Class A common stock acquirable by the Reporting Person in respect of (i) 7,097,500 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s shares of Class A common stock and (ii) 8,900,000 private placement warrants to acquire shares of Class A common stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)	Calculated based on (i) 28,750,000 shares of Class A common stock outstanding as of December 9, 2021 as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 15,997,500 shares of Class A common stock issuable in connection with the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons Transition Equity Partners, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,997,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,997,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,997,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 35.75%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 15,997,500 shares of Class A common stock acquirable by the Reporting Person in respect of (i) 7,097,500 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s shares of Class A common stock and (ii) 8,900,000 private placement warrants to acquire shares of Class A common stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)	Calculated based on (i) 28,750,000 shares of Class A common stock outstanding as of December 9, 2021 as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 15,997,500 shares of Class A common stock issuable in connection with the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons XMS XPDI Sponsor II Holdings LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,997,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,997,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,997,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 35.75%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 15,997,500 shares of Class A common stock acquirable by the Reporting Person in respect of (i) 7,097,500 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s shares of Class A common stock and (ii) 8,900,000 private placement warrants to acquire shares of Class A common stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)	Calculated based on (i) 28,750,000 shares of Class A common stock outstanding as of December 9, 2021 as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 15,997,500 shares of Class A common stock issuable in connection with the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons Patrick C Eilers
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,997,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,997,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,997,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 35.75%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 15,997,500 shares of Class A common stock acquirable by the Reporting Person in respect of (i) 7,097,500 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s shares of Class A common stock and (ii) 8,900,000 private placement warrants to acquire shares of Class A common stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)	Calculated based on (i) 28,750,000 shares of Class A common stock outstanding as of December 9, 2021 as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 15,997,500 shares of Class A common stock issuable in connection with the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons Theodore J Brombach
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,997,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,997,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,997,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 35.75%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 15,997,500 shares of Class A common stock acquirable by the Reporting Person in respect of (i) 7,097,500 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s shares of Class A common stock and (ii) 8,900,000 private placement warrants to acquire shares of Class A common stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)	Calculated based on (i) 28,750,000 shares of Class A common stock outstanding as of December 9, 2021 as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 15,997,500 shares of Class A common stock issuable in connection with the Class B Shares and Private Placement Warrants.

Item 1(a).	Name of Issuer

Power & Digital Infrastructure Acquisition II Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

321 North Clark Street, Suite 2440
Chicago, IL 60654

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	XPDI Sponsor II LLC (the “Sponsor”)

(ii)	Transition Equity Partners, LLC (“TEP”)

(iii)	XMS XPDI Sponsor II Holdings LLC (“XMS XPDI Holdings”)

(iv)	Patrick C Eilers

(v)	Theodore J Brombach

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

321 North Clark Street, Suite 2440

Chicago, IL 60654

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

The CUSIP number for the Class A Common Stock is 73919C100.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by the Sponsor, which is controlled by its managing members, TEP and XMS XPDI Holdings. Patrick C. Eilers and Theodore J. Brombach are the managing members of TEP and XMS XPDI Holdings, respectively. Accordingly, all of the reported securities may be deemed to be beneficially owned by Messrs. Brombach and Eilers. This Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

XPDI Sponsor II LLC

By:	Transition Equity Partners, LLC
Its:	Managing Member

/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Managing Member

By:	XMS XPDI Sponsor II Holdings, LLC
Its:	Managing Member

/s/ Theodore J. Brombach
Name:	Theodore J. Brombach
Title:	Managing Member

TRANSITION EQUITY PARTNERS, LLC

By:	Transition Equity Partners, LLC
Its:	Managing Member

/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Managing Member

XMS XPDI SPONSOR II HOLDINGS, LLC

By:	Transition Equity Partners, LLC
Its:	Managing Member

/s/ Theodore J. Brombach
Name:	Theodore J. Brombach
Title:	Managing Member

/s/ Patrick C. Eilers
Name:	Patrick C. Eilers

/s/ Theodore J. Brombach
Name:	Theodore J. Brombach

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A common stock, par value $0.0001 per share, of Power & Digital Infrastructure Acquisition II Corp. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 11, 2022

XPDI Sponsor II LLC

By:	Transition Equity Partners, LLC
Its:	Managing Member

/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Managing Member

By:	XMS XPDI Sponsor II Holdings, LLC
Its:	Managing Member

/s/ Theodore J. Brombach
Name:	Theodore J. Brombach
Title:	Managing Member

TRANSITION EQUITY PARTNERS, LLC

By:	Transition Equity Partners, LLC
Its:	Managing Member

/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Managing Member

XMS XPDI SPONSOR II HOLDINGS, LLC

By:	Transition Equity Partners, LLC
Its:	Managing Member

/s/ Theodore J. Brombach
Name:	Theodore J. Brombach
Title:	Managing Member

/s/ Patrick C. Eilers
Name:	Patrick C. Eilers

/s/ Theodore J. Brombach
Name:	Theodore J. Brombach